Exhibit 99.3

News Release

Communiqué de Presse

                                                 Paris, April 30, 2014

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 944 195 400 euros 542 051 180 R.C.S. Nanterre

www.total.com

First quarter 2014 results1

	1Q14	1Q13	Change vs 1Q13
Adjusted net income[2]
— in billions of dollars (B$)	3.3	3.7	-10%
— in dollars per share	1.46	1.63	-10%
— in euro per share	1.07	1.23	-14%

Net income3 of 3.3 B$ in the first quarter 2014

Net-debt-to-equity ratio of 23.5% at March 31, 2014

Hydrocarbon production of 2,179 kboe/d in the first quarter 2014

1Q14 interim dividend of 0.61 €/share payable in September 20144

Commenting on the results, Chairman and CEO Christophe de Margerie said:

The Group reported adjusted net income of $3.3 billion for the first quarter, solid results albeit slightly lower than last year. The impact of sharply lower European refining margins was limited thanks to the implementation of performance improvement plans by the segment.

Operational excellence and capital discipline are the cornerstones of our robust results. With the CLOV project expected to start up on schedule, the Group launched the Kaombo project in the first quarter in ultra-deep offshore Angola. Kaombo illustrates perfectly our commitments and ambitions by combining innovative engineering solutions and disciplined cost management to create a competitive project. Regarding exploration, several promising wells are in progress or about to start, notably in Brazil, the Kwanza basin in Angola, and deep-offshore Ivory Coast, following our recent discovery in the frontier San Pedro basin.

In all the segments, our teams are working to translate our announced cost reduction commitment into tangible targets and are ready to participate in making the company more efficient, while keeping safety and the environment as our highest priorities.

[1]	TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the Euro to the US Dollar, effective January 1, 2014, to make its financial information more readable by better reflecting the performance of its activities, which are carried out mainly in US dollars. Comparative 2013 information has been restated (see Note 11 to the unaudited interim consolidated financial statements), including the interpretation of IFRIC 21 « Levies » applied retrospectively (see Note 11 to the unaudited interim consolidated financial statements).
[2]	Definition of adjusted results on page 2 — euro amounts represent dollar amounts converted at the average €-$ exchange rate for the period : 1.3696 $/€ in the first quarter 2014, 1.3206 $/€ in the first quarter 2013 and 1.3610 $/€ in the fourth quarter 2013.
[3]	Group share.
[4]	The ex-dividend date will be September 23, 2014. Pending approval at the Annual Shareholders Meeting on May 16, 2014, the remaining 0.61 €/share dividend for 2013 will be paid June 5, 2014.

• Key figures5

Expressed in millions dollars except earnings per share and number of shares	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Sales	60,687	64,975	63,561	-5%
Adjusted operating income from business segments	6,182	6,533	7,503	-18%
Adjusted net operating income from business segments	3,699	3,835	4,026	-8%
• Upstream	3,092	3,065	3,257	-5%
• Refining & Chemicals	346	441	437	-21%
• Marketing & Services	261	329	332	-21%
Adjusted net income	3,327	3,385	3,698	-10%
Adjusted fully-diluted earnings per share (dollars)	1.46	1.49	1.63	-10%
Adjusted fully-diluted earnings per share (euros)	1.07	1.09	1.23	-14%
Fully-diluted weighted-average shares (millions)	2,277	2,276	2,269	—
Net income (Group share)	3,335	2,234	1,948	+71%
Investments[6]	5,865	11,317	7,904	-26%
Divestments	1,840	939	813	x2
Net investments[7]	4,025	8,739	6,620	-39%
Cash flow from operations	5,338	9,578	4,913	+9%
Adjusted cash flow from operations	6,204	6,438	6,755	-8%

• Main events since the start of the first quarter 2014

•	Started gas and condensate production on Itau Phase 2 in Bolivia

•	Launched the ultra-deep offshore Kaombo project in Angola

•	Discovered oil on Ivory Coast deep-offshore block CI-514

•	Acquired exploration permits for UK shale gas and Russian oil shale in the Bazhenov

•	Completed the acquisition of an interest in the Elk and Antelope major gas discoveries in Papua-New Guinea

•	Partial IPO of interest in Gaztransport & Technigaz (GTT)

•	Closed the sale of the 15% interest Angola block 15/06

•	Signed an LNG Cooperation Agreement to strengthen the existing partnership between Total and CNOOC

[5]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 13 and the inventory valuation effect is explained on page 10.
[6]	Including acquisitions.
[7]	Net investments = investments including acquisitions — asset sales — other transactions with minority interests.

• First quarter 2014 results

• Net operating income from business segments

In the first quarter 2014, the Brent price averaged 108.2 $/b, a decrease of 4% compared to the first quarter 2013 and 1% compared to the fourth quarter 2013. The European refining margin indicator (ERMI) averaged 6.6 $/t, compared to 26.9 $/t in the first quarter 2013 and 10.1 $/t in the fourth quarter 2013.

The effective tax rate8 for the business segments was 55.7% in the first quarter 2014 compared to 58.6% in the first quarter 2013.

Adjusted net operating income from the business segments was 3,699 M$ in the first quarter 2014 compared to 4,026 M$ in the first quarter 2013, a decrease of 8%. This decrease was mainly due to a decrease in the Upstream results in line with the decrease in Brent and to the lower contribution of the Refining & Chemicals and Marketing & Services segments, which were impacted by a much weaker environment in Europe.

• Net income (Group share)

Adjusted net income was 3,327 M$ compared to 3,698 M$ in the first quarter 2013, a decrease of 10%.

Adjusted net income excludes the after-tax inventory effect, the effect of changes in fair value and special items9:

•	The after-tax inventory effect had a negative impact on net income of 137 M$ in the first quarter 2014 and a negative impact of 68 M$ in the first quarter 2013.

•	Changes in fair value had a positive impact on net income of 21 M$ in the first quarter 2014 compared to a positive impact of 1 M$ in the first quarter 2013.

•	Special items[10] had a positive impact on net income of 124 M$ in the first quarter 2014 including mainly the gain realized on the sale (partial IPO) of an interest in Gaztransport & Technigaz (GTT) and the impairment of the Shtokman project in Russia. Special items had a negative impact on net income in the first quarter 2013 of 1,683 M$.

Net income (Group share) was 3,335 M$ compared to 1,948 M$ in the first quarter 2013.

The effective tax rate for the Group was 57.7% in the first quarter 2014 compared to 59.2% in the first quarter 2013.

On March 31, 2014, there were 2,278 million fully-diluted shares, compared to 2,269 million on March 31, 2013.

Adjusted fully-diluted earnings per share, based on 2,277 million fully-diluted weighted-average shares, was $1.46 compared to $1.63 in the first quarter 2013.

Expressed in euro, adjusted fully-diluted earnings per share decreased by 14% to €1.07.

[8]	Defined as: (tax on adjusted net operating income) / (adjusted net operating income — income from equity affiliates — dividends received from investments + tax on adjusted net operating income).
[9]	Detail shown on page 10.
[10]	Detail shown on page 13.

• Investments — divestments11

Investments, excluding acquisitions and including changes in non-current loans, were 5.2 B$ in the first quarter 2014 compared to 6.4 B$ in the first quarter 2013, a decrease of 19%.

Acquisitions were 299 M$ in the first quarter 2014, essentially comprised of the carry on the Utica gas and condensate field in the United States and the acquisition of marketing assets in Egypt.

Asset sales in the first quarter 2014 were 1,476 M$, essentially comprised of the sale of Angola block 15/06 and the partial IPO of an interest in GTT.

Net investments12 were 4.0 B$ in the first quarter 2014 compared to 6.6 B$ in the first quarter 2013.

• Cash flow

Cash flow from operations was 5,338 M$ in the first quarter 2014, an increase of 9% compared to the first quarter 2013.

Adjusted cash flow from operations13 was 6,204 M$, a decrease of 8% compared to the first quarter 2013.

The Group’s net cash flow14 was 1,313 M$ compared to negative 1,707 M$ in the first quarter 2013, essentially due to a decrease in net investments between the two periods.

The net-debt-to-equity ratio was 23.5% on March 31, 2014, compared to 23.3% on December 31, 2013 and 25.9 % on March 31, 201315.

[11]	Detail shown on page 14.
[12]	Net investments = investments including acquisitions and changes in non-current loans — asset sales — other transactions with minority interests.
[13]	Cash flow from operations at replacement cost before changes in working capital.
[14]	Net cash flow = cash flow from operations — net investments (including other transactions with minority interests).
[15]	Detail shown on page 15.

• Analysis of business segment results

Upstream

• Environment — liquids and gas price realizations*

	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Brent ($/b)	108.2	109.2	112.6	-4%
Average liquids price ($/b)	102.1	102.5	106.7	-4%
Average gas price ($/Mbtu)	7.06	7.36	7.31	-3%
Average hydrocarbon price ($/boe)	73.4	74.6	77.4	-5%

*	consolidated subsidiaries, excluding fixed margins.

• Production

Hydrocarbon production	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Combined production (kboe/d)	2,179	2,284	2,323	-6%
• Liquids (kb/d)	1,031	1,142	1,193	-14%
• Gas (Mcf/d)	6,268	6,260	6,137	+2%

Hydrocarbon production was 2,179 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2014, a decrease of 6% compared to the first quarter 2013, essentially due to the following:

•	+1% for start-ups and growth from new projects and a lower level of maintenance which more than offset the normal production decline,

•	-5.5% for portfolio changes, essentially the expiration of the ADCO license in the United Arab Emirates and the sale of TOTAL’s exploration and production assets in Trinidad & Tobago, partially offset by the increase in production related to the interest in Novatek,

•	-1.5% for security issues in Libya and Nigeria.

Excluding the ADCO license, which expired in January 2014, hydrocarbon production in the first quarter 2014 decreased by 1% compared to the first quarter 2013 and increased slightly by 0.5% compared to the fourth quarter 2013.

• Results

In millions of dollars	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Adjusted operating income*	5,501	5,587	6,549	-16%
Adjusted net operating income*	3,092	3,065	3,257	-5%
• includes income from equity affiliates	733	704	837	-12%
Investments	5,311	9,498	6,941	-23%
Divestments	1,799	812	718	x2.5
Cash flow from operations	3,811	7,310	5,481	-30%
Adjusted cash flow from operations	5,133	5,095	5,528	-7%

*	detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Upstream segment was 3,092 M$ in the first quarter 2014 compared to 3,257 M$ in the first quarter 2013, a decrease of 5%, reflecting essentially the lower average realized hydrocarbon prices between the two periods and a less favorable production mix, partially offset by a lower effective tax rate.

The effective tax rate for the Upstream segment was 59.5% compared to 62.7% in the first quarter 2013 which was particularly high due to non-deductible exploration charges.

The return on average capital employed (ROACE16) for the Upstream segment was 13% for the twelve months ended March 31, 2014, compared to 14% for the full-year 2013.

[16]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 16.

Refining & Chemicals

• Refinery throughput and utilization rates*

	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Total refinery throughput (kb/d)	1,700	1,580	1,763	-4%
• France	617	535	627	-2%
• Rest of Europe	787	755	866	-9%
• Rest of world	296	290	270	+10%
Utlization rates**
• Based on crude only	77%	73%	83%
• Based on crude and other feedstock	83%	77%	86%

*	includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.
**	based on distillation capacity at the beginning of the year.

The decrease in refinery throughput compared to the first quarter 2013 was essentially due to a turnaround at Grandpuits, some unplanned maintenance at Provence and Antwerp, and some voluntary shutdowns in response to weak refining margins in Europe. In the first quarter 2013, there was scheduled maintenance at Donges and a turnaround at Normandy for the modernization project.

• Results

In millions of dollars (except the ERMI)	1Q14	4Q13	1Q13	1Q14 vs 1Q13
European refining margin indicator — ERMI ($/t)	6.6	10.1	26.9	-75%
Adjusted operating income*	328	421	438	-25%
Adjusted net operating income*	346	441	437	-21%
• contribution of Specialty chemicals**	139	160	119	+17%
Investments	250	956	703	-64%
Divestments	11	45	36	-69%
Cash flow from operations	1,593	1,816	(382)	na
Adjusted cash flow from operations	617	839	641	-4%

*	detail of adjustment items shown in the business segment information annex to financial statements.
**	Hutchinson, Bostik, Atotech.

The ERMI averaged 6.6 $/t over the quarter, a decrease of 75% compared to the first quarter 2013, in a very weak market for all refined products. Petrochemicals margins remained at high levels, particularly in the United States.

In this context, adjusted net operating income from the Refining & Chemicals segment was 346 M$ in the first quarter 2014, a decrease of 21% compared to the first quarter 2013.

This decrease was essentially due to the strong deterioration of the European refining environment, partially offset by better petrochemical and refining margins in the United States, which benefited the Port Arthur integrated platform, improvements in Specialty chemicals, and the ongoing implementation of synergy and efficiency plans in line with the objectives announced for 2014.

The ROACE17 for the Refining & Chemicals segment was 9% for the twelve months ended March 31, 2014, stable compared to the full-year 2013.

Marketing & Services

• Refined product sales

Sales in kb/d*	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Europe	1,058	1,150	1,108	-5%
Rest of world	593	605	607	-2%
Total Marketing & Services sales volumes	1,651	1,755	1,715	-4%

*	excludes trading and bulk Refining sales, includes share of TotalErg.

In the first quarter 2014, sales decreased by 4% compared to the first quarter 2013, essentially due to a decrease in heating fuel and LPG sales in Europe that was linked to exceptionally mild winter weather this year versus the harsh winter in 2013. In contrast, gasoline sales by the retail network in Europe and Africa-Middle East increased between the two periods.

• Results

In millions of dollars	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Sales	26,470	28,378	27,732	-5%
Adjusted operating income*	353	525	516	-32%
Adjusted net operating income*	261	329	332	-21%
• contribution of New Energies	28	26	(17)	na
Investments	276	820	246	+12%
Divestments	26	63	50	-48%
Cash flow from operations	89	442	(120)	na
Adjusted cash flow from operations	379	599	551	-31%

*	detail of adjustment items shown in the business segment information annex to financial statements.

The Marketing & Services segment’s sales were 26 B$, down 5% compared to the first quarter 2013.

Adjusted net operating income from the Marketing & Services segment was 261 M$ in the first quarter 2014, a decrease of 21% compared to the first quarter 2013, mainly due to the impact of weather on sales and lower margins in Europe, partially offset by better performance from Retail and Lubricants as well as improved results at New Energies.

The ROACE18 for the Marketing & Services segment, which includes New Energies, was 15% for the twelve months ended March 31, 2014, compared to 16% for the full-year 2013.

[17]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 16.
[18]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 16.

• Summary and outlook

The ROACE19 for the Group for the twelve months ended March 31, 2014, was 12%, compared to 13% for the full-year 2013.

Return on equity for the twelve months ended March 31, 2014, was 15%, stable compared to 2013.

Pending approval at the May 16, 2014 Annual Shareholders Meeting, TOTAL S.A. will pay the remainder of the 2013 dividend on June 5, 2014, of 0.61 €/share20, an increase of 3.4%. The 2013 dividend represents a total of 2.38 €/share.

In addition, the Board of Directors decided on April 29, 2014, to pay a first quarter 2014 interim dividend of 0.61 €/share on September 26, 2014.21

In the Upstream, the next anticipated operated start-ups are the CLOV project in Angola at the end of June, then Laggan-Tormore in the United Kingdom and Ofon Phase 2 in Nigeria in the second half of the year. Following an encouraging start for exploration at the beginning of the year, the Group is continuing its high-potential exploration program in Brazil, in the Kwanza basin of Angola, South Africa and Ivory Coast.

In the second quarter, production will be impacted by heavy seasonal maintenance activity, mainly in the UK, Norway and Thailand.

In the Downstream, the integrated Satorp refinery in Saudi Arabia is finalizing the start-up of its last units and should be fully operational in the coming months.

Refinery throughput in the second quarter will be affected by major turnarounds at Leuna and Vlissingen. Since the beginning of the second quarter 2014, European refining margins have recovered from the very low levels of the first quarter, and the refining and petrochemicals environment has remained favorable in the United States.

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To listen to a presentation by CFO Patrick de la Chevardière to financial analysts today at 15:00 (Paris time), please log on to www.total.com or call +44 (0)203 194 0570 in Europe or +1 855 255 3884 in the U.S. (listen-only). For a replay, please consult the website or call +44 (0)203 367 9460 in Europe or +1 877 642 3018 in the U.S. (code: 286 423).

[19]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 16.
[20]	The ex-dividend date would be June 2, 2014.
[21]	The ex-dividend date will be September 23, 2014.

This press release presents the first quarter 2014 results from the consolidated financial statements of TOTAL S.A. as of March 31, 2014. The notes to these consolidated financial statements (unaudited) are available on the TOTAL web site (www.total.com).

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented herein represent dollar amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors — The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, Place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris-La Défense Cedex, France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

10

Operating information by segment

for the first quarter 2014

• Upstream

Combined liquids and gas production by region (kboe/d)	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Europe	394	405	392	+1%
Africa	655	644	692	-5%
Middle East	405	522	542	-25%
North America	82	75	71	+15%
South America	159	149	172	-8%
Asia-Pacific	242	242	236	+3%
CIS	242	247	218	+11%
Total production	2,179	2,284	2,323	-6%
Includes equity affiliates	583	692	681	-14%

Liquids production by region (kb/d)	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Europe	172	180	166	+4%
Africa	508	503	552	-8%
Middle East	203	314	329	-38%
North America	34	28	27	+26%
South America	50	50	57	-12%
Asia-Pacific	30	27	31	-3%
CIS	34	40	31	+10%
Total production	1,031	1,142	1,193	-14%
Includes equity affiliates	208	323	325	-36%

Gas production by region (Mcf/d)	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Europe	1,215	1,242	1,215	—
Africa	748	690	707	+6%
Middle East	1,104	1,139	1,165	-5%
North America	266	261	250	+6%
South America	609	554	637	-4%
Asia-Pacific	1,202	1,258	1,151	+4%
CIS	1,124	1,116	1,012	+11%
Total production	6,268	6,260	6,137	+2%
Includes equity affiliates	2,029	1,995	1,922	+6%

Liquefied natural gas	1Q14	4Q13	1Q13	1Q14 vs 1Q13
LNG sales* (Mt)	3.12	3.39	2.93	+6%

*	sales, Group share, excluding trading; 2013 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2013 SEC coefficient.

• Downstream (Refining & Chemicals and Marketing & Services)

Refined product sales by region (kb/d)*	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Europe	1,912	1,945	1,978	-3%
Africa	475	496	448	+6%
Americas	474	473	481	-1%
Rest of world	573	546	505	+13%
Total consolidated sales	3,434	3,460	3,412	+1%
Includes bulk sales	540	505	521	+4%
Includes trading	1,243	1,200	1,176	+6%

*	includes share of TotalErg.

Adjustment items

• Adjustments to operating income

In millions of dollars	1Q14	4Q13	1Q13
Special items affecting operating income	(115)	(560)	(7)
• Restructuring charges	—	(374)	(2)
• Impairments	—	(176)	(5)
• Other	(115)	(10)	—
Pre-tax inventory effect : FIFO vs. replacement cost	(181)	(127)	(116)
Effect of changes in fair value	26	(23)	3
Total adjustments affecting operating income	(270)	(710)	(120)

• Adjustments to net income (Group share)

In millions of dollars	1Q14	4Q13	1Q13
Special items affecting net income (Group share)	124	(1,029)	(1,683)
• Gain (loss) on asset sales	599	—	(1,646)
• Restructuring charges	—	(513)	(33)
• Impairments	(350)	(181)	(4)
• Other	(125)	(335)	—
After-tax inventory effect : FIFO vs. replacement cost	(137)	(103)	(68)
Effect of changes in fair value	21	(19)	1
Total adjustments affecting net income	8	(1,151)	(1,750)

Effective tax rates

Effective tax rate*	1Q14	4Q13	1Q13
Upstream	59.5%	58.8%	62.7%
Group	57.7%	56.7%	59.2%

*	tax on adjusted net operating income / (adjusted net operating income — income from equity affiliates — dividends received from investments + tax on adjusted net operating income).

Investments — Divestments

Expressed in millions of dollars	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Investments excluding acquisitions	5,202	8,848	6,412	-19%
• Capitalized exploration	319	390	478	-33%
• Increase in non-current loans	261	1,233	624	-58%
• Repayment of non-current loans	(364)	(584)	(259)	na
Acquisitions	299	1,885	1,233	-76%
Asset sales	1,476	355	554	x3
Other transactions with minority interests	—	1,639	471	na
Net investments*	4,025	8,739	6,620	-39%

*	Net investments = investments including acquisitions — asset sales — other transactions with minority interests.

Net-debt-to-equity ratio

In millions of dollars	3/31/2014	12/31/2013	3/31/2013
Current borrowings	11,676	11,193	13,751
Net current financial assets	(522)	(358)	(685)
Net financial assets classified as held for sale	(17)	(179)	873
Non-current financial debt	37,506	34,574	29,294
Hedging instruments of non-current debt	(1,758)	(1,418)	(1,885)
Cash and cash equivalents	(22,787)	(20,200)	(17,178)
Net debt	24,098	23,612	24,170
Shareholders’ equity	103,136	100,241	94,524
Estimated dividend payable	(3,817)	(1,908)	(3,411)
Non-controlling interests	3,248	3,138	2,286
Equity	102,567	101,471	93,399
Net-debt-to-equity ratio	23.5%	23.3%	25.9%

2014 sensitivities*

	Scenario	Change	Impact on adjusted operating income (e)	Impact on adjusted net operating income (e)
Dollar	1.30 $/€	+0.1 $ per €	-0.7 B$	-0.3 B$
Brent	100 $/b	+1 $/b	+0.30 B$	+0.15 B$
European refining margin index (ERMI)	30 $/t	+1 $/t	+0.08 B$	+0.05 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Following the change to dollar-denominated reporting, effective January 1, 2014, the €-$ sensitivity has been changed. The impact of the €-$ sensitivity on operating income and on net operating income is 60% and 80% attributable to the Refining-Chemicals segment, respectively.

Sensitivities are estimates based on assumptions about the Group’s portfolio in 2014. Actual results could vary significantly from estimates based on the application of these sensitivities.

Return on average capital employed

• Twelve months ended March 31, 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	12,285	1,766	1,483	14,863
Capital employed at 3/31/2013*	86,034	21,860	9,610	116,094
Capital employed at 3/31/2014*	97,924	18,516	10,314	126,068
ROACE	13.4%	8.7%	14.9%	12.3%

• Full-year 2013

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	12,450	1,857	1,554	15,230
Capital employed at 12/31/2012*	84,260	20,783	9,232	111,080
Capital employed at 12/31/2013*	95,529	19,752	10,051	122,451
ROACE	13.8%	9.2%	16.1%	13.0%

*	at replacement cost (excluding after-tax inventory effect).